UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

ANTHERA PHARMACEUTICALS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

03674U 102

(CUSIP Number)

OrbiMed Advisors LLC
OrbiMed Capital GP IV LLC
Samuel D. Isaly
767 Third Avenue
New York, NY 10017
Telephone:  (212) 739-6400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Geoffrey W. Levin, Esq.
Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, NY  10281
Telephone:  (212) 504-6000

September 24, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 13 Pages

CUSIP No. 03674U 102
1	NAME OF REPORTING PERSON OrbiMed Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,763,168
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,763,168
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,763,168
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.95%*
14	TYPE OF REPORTING PERSON (See Instructions) IA

* All percentage calculations set forth herein assume that there are 32,816,374 shares of Common Stock outstanding, based on information provided by Anthera Pharmaceuticals, Inc.

Page 2 of 13 Pages

CUSIP No. 03674U 102
1	NAME OF REPORTING PERSON OrbiMed Capital GP IV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,763,168
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,763,168
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,763,168
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.95%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

* All percentage calculations set forth herein assume that there are 32,816,374 shares of Common Stock outstanding, based on information provided by Anthera Pharmaceuticals, Inc.

Page 3 of 13 Pages

CUSIP No. 03674U 102
1	NAME OF REPORTING PERSON Samuel D. Isaly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,763,168
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,763,168
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,763,168
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.95%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

* All percentage calculations set forth herein assume that there are 32,816,374 shares of Common Stock outstanding, based on information provided by Anthera Pharmaceuticals, Inc.

Page 4 of 13 Pages

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Anthera Pharmaceuticals, Inc., a corporation organized under the laws of the state of Delaware (the “Issuer”), with its principal executive offices located at 25801 Industrial Boulevard, Suite B, Hayward, California 94545. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a)               This Statement is being filed by OrbiMed Advisors LLC, a limited liability company organized under the laws of Delaware, OrbiMed Capital GP IV LLC, a limited liability company organized under the laws of Delaware, and Samuel D. Isaly (“Isaly”), an individual (collectively, the “Reporting Persons”).

(b) – (c)     OrbiMed Advisors LLC, a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the sole managing member of OrbiMed Capital GP IV LLC, which is the sole general partner of Caduceus Private Investments IV, LP (“Caduceus”), which holds shares of Common Stock (“Shares”), as more particularly described in Item 6 below.  OrbiMed Advisors LLC has its principal offices at 767 Third Avenue, 30th Floor, New York, New York 10017.

OrbiMed Capital GP IV LLC has its principal offices at 767 Third Avenue, 30th Floor, New York, New York 10017.

Isaly, a natural person, owns a controlling interest in OrbiMed Advisors LLC.

The directors and executive officers of OrbiMed Advisors LLC and OrbiMed Capital GP IV LLC  are set forth on Schedules I and II, attached hereto.  Schedules I and II set forth the following information with respect to each such person:

(i)	name;

(ii)	business address;

(iii)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

(iv)	citizenship.

(d) – (e)    During the last five years, neither the Reporting Persons nor any Person named in Schedule I or II have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)               Isaly is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On or prior to the close of September 24, 2010, OrbiMed Capital GP IV LLC, pursuant to its authority under the limited partnership agreement of Caduceus, as more particularly referred to in Item 6 below, caused Caduceus to acquire (A) 3,429,834 Shares, consisting of (i) open market purchases of

Page 5 of 13 Pages

75,000 Shares on September 21, 2010, (ii) open market purchases of 21,500 Shares on September 22, 2010 and (iii) pursuant to a Securities Purchase Agreement (the “Securities Purchase Agreement”) entered into with the Issuer on September 20, 2010, the purchase of 3,333,334 Shares on September 24, 2010, and (B) also on September 24, 2010, pursuant to the Securities Purchase Agreement, a warrant (the “Warrant”) to purchase 1,333,334 Shares exercisable immediately and for a duration of five years.  Such authority is exercised through OrbiMed Advisors LLC, as the sole managing member of OrbiMed Capital GP IV LLC, which is the sole general partner of Caduceus.

As a result of the transactions described in this Item 3, the Reporting Persons are beneficial owners of approximately 13.95% of the outstanding Shares of the Issuer.  Isaly, as the owner of a controlling interest in OrbiMed Advisors LLC, which is the managing member of OrbiMed Capital GP IV LLC, the sole general partner of Caduceus, is the beneficial owner of approximately 13.95% of the outstanding Shares of the Issuer.  OrbiMed Advisors LLC and OrbiMed Capital GP IV LLC may each have beneficial ownership of approximately 13.95% of such Shares.

None of the Reporting Persons have acquired or disposed of any additional Shares since September 24, 2010.

Item 4.	Purpose of Transaction

This statement relates to the acquisition of Shares by the Reporting Persons. The Shares acquired by the Reporting Persons were acquired for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of Caduceus.

Equity Ownership

On September 20, 2010, Caduceus agreed to purchase 3,333,334 Shares and a Warrant to purchase 1,333,334 Shares pursuant to the Securities Purchase Agreement with the Issuer and certain other investors. The closing of the purchase and sale of the Shares and the Warrant occurred on September 24, 2010 following the satisfaction of certain closing conditions set forth in the Securities Purchase Agreement.  Pursuant to the Securities Purchase Agreement, Caduceus has the right to participate in subsequent placements of the Issuer for a two year period following the closing, subject to certain limitations.

Registration Rights

Caduceus has certain rights under the terms of a Registration Rights Agreement, dated as of September 20, 2010 (the “Registration Rights Agreement”), to require the Issuer to file registration statements under the Securities Act of 1933, as amended, subject to certain limitations and restrictions.

Warrant

Caduceus has the right to acquire 1,333,334 Shares pursuant to the Warrant.  The Warrant may exercisable, in whole in part, for a period of five years from the date of its issuance at a per share exercise price of $3.30, subject to certain adjustments as specified in the Warrant.

The descriptions of the Securities Purchase Agreement, Registration Rights Agreement and Warrant contained elsewhere in this Statement are incorporated herein by reference, and are qualified in their entirety by the full text of the Securities Purchase Agreement, Registration Rights Agreement and Warrant which are included as Exhibits 2, 3 and 4, respectively, to this Statement.

Page 6 of 13 Pages

Additionally, the Issuer disclosed on September 20, 2010 that the Issuer expects that its Board of Directors will appoint Peter Thompson, M.D., a Venture Partner with OrbiMed Advisors LLC, to the Board of Directors of the Issuer.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.  If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Issuer's Shares or otherwise, they may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth above, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer's capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other or instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)-(b)          As of this date of this filing, OrbiMed Advisors LLC, OrbiMed Capital GP IV LLC and Samuel D. Isaly may be deemed, for purposes of Rule 13d-3 of the Act, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares described in Item 3.  Based upon information contained in the most recent available filing by the Issuer with the SEC, such Shares constitute approximately 13.95% of the issued and outstanding Shares.  As described above in Item 2, Isaly owns a controlling interest in OrbiMed Advisors LLC pursuant to its limited liability company agreement, and OrbiMed Advisors LLC is the sole managing member of OrbiMed Capital GP IV LLC, which is the sole general partner of Caduceus.  As a result, Isaly, OrbiMed Advisors LLC and OrbiMed Capital GP IV LLC share the power to direct the vote and to direct the disposition of the Shares described in Item 3.

(c)               Except as disclosed in Item 3, the Reporting Persons have not effected any transactions in the Shares during the past sixty (60) days.

(d)               Not applicable.

(e)               Not applicable.

Page 7 of 13 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Item 5, OrbiMed Capital GP IV LLC is the sole general partner of Caduceus, pursuant to the terms of the limited partnership agreement of Caduceus. OrbiMed Advisors LLC is the sole managing member of OrbiMed Capital GP IV LLC, pursuant to the terms of the limited liability company agreement of OrbiMed Capital GP IV LLC.  Pursuant to these agreements and relationships, OrbiMed Advisors LLC and OrbiMed Capital GP IV LLC have discretionary investment management authority with respect to the assets of Caduceus.  Such authority includes the power of OrbiMed Capital GP IV LLC to vote and otherwise dispose of securities purchased by Caduceus.  The number of outstanding Shares attributable to Caduceus is 3,429,834 Shares and a Warrant to purchase 1,333,334 Shares.  OrbiMed Advisors LLC may be considered to hold indirectly 3,429,834 Shares and a Warrant to purchase 1,333,334 Shares, and OrbiMed Capital GP IV LLC may be considered to hold indirectly 3,429,834 Shares and a Warrant to purchase 1,333,334 Shares.

As noted above under Item 4, the Issuer has disclosed that its Board of Directors expects to appoint Peter Thompson, M.D, a Venture Partner with OrbiMed Advisors, LLC, as a member of the Issuer’s Board of Directors and, accordingly, the Reporting Persons may have the ability to affect and influence control of the Issuer.

Other than the agreements and the relationships mentioned above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving of withholding of proxies.

Item 7.	Materials to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP IV LLC and Samuel D. Isaly
2.

Securities Purchase Agreement by and among the Company and the other persons and entities party thereto, dated as of September 20, 2010 (Incorporated by reference to Exhibit No. 10.1 to Form 8-K filed by the Issuer on September 22, 2010).

3.

Registration Rights Agreement by and among the Company and the other persons and entities party thereto, dated as of September 20, 2010 (Incorporated by reference to Exhibit No. 10.2 to Form 8-K filed by the Issuer on September 22, 2010).

4.	Form of Warrant to Purchase Stock (Incorporated by reference to Exhibit No. 4.1 to Form 8-K filed by the Issuer on September 22, 2010).

Page 8 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2010

OrbiMed Advisors LLC a Delaware Limited Liability Company

By:	/s/ Samuel D. Isaly
Name: Samuel D. Isaly
Title: Managing Member

OrbiMed Capital GP IV LLC a Delaware Limited Liability Company

By:	OrbiMed Advisors LLC A Delaware Limited Liability Company and its Managing Member

By:	/s/ Samuel D. Isaly
Name: Samuel D. Isaly
Title: Managing Member

By:	/s/ Samuel D. Isaly
Name: Samuel D. Isaly
Title: Managing Member

Page 9 of 13 Pages

Schedule I

The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below.  Unless otherwise noted, each of these persons are United States citizens and have as their business address 767 Third Avenue, New York, NY 10017.

Name	Position with Reporting Person	Principal Occupation
Samuel D. Isaly	Managing Member	Managing Member OrbiMed Advisors LLC
Michael B. Sheffery	Member	Member OrbiMed Advisors LLC
Carl L. Gordon	Member	Member OrbiMed Advisors LLC
Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC
Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC
W. Carter Neild	Member	Member OrbiMed Advisors LLC
Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC
Eric A. Bittelman	Chief Financial Officer and Chief Compliance Officer	CFO/CCO OrbiMed Advisors LLC

Page 10 of 13 Pages

Schedule II

The business and operations of OrbiMed Capital GP IV LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I attached hereto.

Page 11 of 13 Pages

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP IV LLC and Samuel D. Isaly
2.
Securities Purchase Agreement by and among the Company and the other persons and entities party thereto, dated as of September 20, 2010 (Incorporated by reference to Exhibit No. 10.1 to Form 8-K filed by the Issuer on September 22, 2010).

3.
Registration Rights Agreement by and among the Company and the other persons and entities party thereto, dated as of September 20, 2010 (Incorporated by reference to Exhibit No. 10.2 to Form 8-K filed by the Issuer on September 22, 2010).

4.	Form of Warrant to Purchase Stock (Incorporated by reference to Exhibit No. 4.1 to Form 8-K filed by the Issuer on September 22, 2010).

Page 12 of 13 Pages

EXHIBIT 1
JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on this Schedule 13D, dated September 28, 2010 (the “Schedule 13D”), with respect to the Common Stock, $0.001 par value per share, of Anthera Pharmaceuticals, Inc. is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to this Schedule 13D.  Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D, and for the completeness and accuracy of the information concerning itself contained therein.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 28th day of September, 2010.

OrbiMed Advisors LLC a Delaware Limited Liability Company

By:	/s/ Samuel D. Isaly
Name: Samuel D. Isaly
Title: Managing Member

OrbiMed Capital GP IV LLC a Delaware Limited Liability Company

By:	OrbiMed Advisors LLC A Delaware Limited Liability Company and its Managing Member

By:	/s/ Samuel D. Isaly
Name: Samuel D. Isaly
Title: Managing Member

By:	/s/ Samuel D. Isaly
Name: Samuel D. Isaly
Title: Managing Member

Page 13 of 13 Pages